Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2006

Frederick J. Crawford
Senior Vice President and
Chief Financial Officer
Lincoln National Corporation
1500 Market Street, Suite 300
Philadelphia, PA 19102

Re: **Lincoln National Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 001-06028

Dear Mr. Crawford:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

for Jim Atkinson
Accounting Branch Chief